September 13, 2024

Evert Schimmelpennink
President and Chief Executive Officer
LENZ Therapeutics, Inc.
201 Lomas Santa Fe Dr., Suite 300
Solana Beach, California 92075

       Re: LENZ Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed September 11, 2024
           File No. 333-282036
Dear Evert Schimmelpennink:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dan Koeppen, Esq.